UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-15006

中国石油天然气股份有限公司

PetroChina Company Limited

New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

9 Dongzhimen North Street

Dongcheng District, Beijing 100007

The People’s Republic of China,

Telephone number: (8610) 59982622

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Overseas Listed H Shares, par value RMB1.00 per share

American Depositary Shares, each representing 100 H Shares

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐	17 CFR 240.12d2-2(a)(1)

☐	17 CFR 240.12d2-2(a)(2)

☐	17 CFR 240.12d2-2(a)(3)

☐	17 CFR 240.12d2-2(a)(4)

☐	Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.[1]

☒

Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, PetroChina Company Limited certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

August 29, 2022	By	/s/ WANG Hua	CFO and Secretary to the Board of Directors
Date		Name	Title

[1]	Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.